Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-253057

AMERICAN EXPRESS COMPANY

$750,000,000 4.989% Fixed-to-Floating Rate Subordinated Notes due May 26, 2033 (the “Notes”)

Issuer:	American Express Company

Expected Ratings(1):	A3 / BBB / A- (Stable/Stable/Stable) (Moody’s / S&P / Fitch)

Ranking:	The Notes are unsecured and will be subordinated in right of payment to all Senior Indebtedness of American Express Company, but equal in right of payment to its outstanding $600 million of 3.625% subordinated notes due 2024.

Trade Date:	May 18, 2022

Settlement Date:	May 26, 2022 (T+6). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to two business days before delivery will be required, by virtue of the fact that the Notes are initially expected to settle in 6 business days (T+6), to specify alternate settlement arrangements to prevent a failed settlement.

Maturity Date:	May 26, 2033

Par Amount:	$750,000,000

Benchmark Treasury:	2.875% due May 15, 2032

Benchmark Treasury Price and Yield:	99-28; 2.889%

Re-offer Spread to Benchmark:	+210 bps

Re-offer Yield:	4.989%

Fixed Rate Coupon:	4.989%

Floating Rate Base Rate:	Compounded SOFR (as determined in accordance with the provisions set forth in the Preliminary Prospectus Supplement, as defined below)

Floating Rate Spread:	+225.5 bps

Public Offering Price:	100.000%

Underwriters’ Discount:	0.450%

Net Proceeds to American Express Company:	$746,625,000 (before expenses)

Fixed Rate Period:	From, and including, the date of issuance of the Notes to, but excluding, May 26, 2032

Floating Rate Period:	From, and including, May 26, 2032 to, but excluding, the Maturity Date

Interest Rates:	The Notes will bear interest (i) during the Fixed Rate Period at a rate per annum equal to 4.989%, and (ii) during the Floating Rate Period at a rate per annum of Compounded SOFR plus 2.255%.

Interest Payment Dates:	(i) During the Fixed Rate Period, May 26 and November 26 of each year, beginning on November 26, 2022 and (ii) during the Floating Rate Period, February 26, May 26, August 26 and November 26, beginning on August 26, 2032

Interest Periods:	Semi-annually in arrears during the Fixed Rate Period and quarterly in arrears during the Floating Rate Period

Floating Rate Interest Determination Date:	The date two U.S. Government Securities Business Days preceding each Floating Rate Interest Payment Date (or in the final Floating Rate Interest Period, preceding the Maturity Date, or in the case of the redemption of any Notes, preceding the redemption date)

Day Count:	Fixed Rate Period: 30 / 360 Floating Rate Period: Actual / 360

Optional Redemption:	Notes may be redeemed (i) in whole but not in part during the three-month period prior to, and including, May 26, 2032 (the tenth anniversary of the date of issuance), (ii) in whole or in part during the three-month period prior to the Maturity Date or (iii) in whole but not in part at any time within 90 days following the occurrence of a Regulatory Capital Event, in each case, at a redemption price equal to the principal amount of the Notes being redeemed, together with any accrued and unpaid interest thereon to, but excluding, the date fixed for redemption. No redemption of the Notes may be made without the prior approval of the Federal Reserve.

Listing:	The Notes will not be listed on any exchange.

Minimum Denominations/Multiples:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof

CUSIP:	025816CX5

ISIN:	US025816CX59

Joint Book-Running Managers:	Deutsche Bank Securities Inc. RBC Capital Markets, LLC

Co-Managers:	Lloyds Securities Inc. TD Securities (USA) LLC U.S. Bancorp Investments, Inc.

Junior Co-Managers:	CastleOak Securities, L.P. Siebert Williams Shank & Co., LLC

(1)  An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations studies and assumptions, as they deem appropriate. The rating of the Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

All capitalized terms used but not defined herein have the respective meanings assigned thereto in the Preliminary Prospectus Supplement.

The issuer has filed a registration statement (including a base prospectus dated February 12, 2021) and a preliminary prospectus supplement, dated May 18, 2022 (the “Preliminary Prospectus Supplement”), with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. at 1-800-503-4611 or RBC Capital Markets, LLC at 1-866-375-6829.